

February 12, 2013

Via E-mail
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors
Griffin-American Healthcare REIT III, Inc.
4000 MacArthur Boulevard
West Tower, Suite 200
Newport Beach, California 92660

> **Re: Griffin-American Healthcare REIT III, Inc.**
> **Registration Statement on Form S-11**
> **Filed January 17, 2013**
> **File No. 333-186073**

Dear Mr. Hanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   We note your disclosure on page 167 with respect to supplemental sales material. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

5.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is

entirely consistent with the relief previously granted by the Division of Corporation
Finance, you may contact the division's Office of Mergers and Acquisitions.

6. We note that you may conduct the share repurchase program during the offering period of
the shares being registered under this registration statement. Please be advised that you
are responsible for analyzing the applicability of Regulation M to your share repurchase
program. We urge you to consider all the elements of your share repurchase program in
determining whether the program is consistent with the class relief granted by the
Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP
dated October 22, 2007. To the extent you have questions as to whether the program is
entirely consistent with that class exemption you may contact the Division of Market
Regulation.

7. We note that you are registering $1,200,000,000 worth of shares of your common stock.
Please confirm to us that you reasonably expect to offer and sell this amount in the next
two years or advise. Refer to Rule 415(a)(2).

8. Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

9. Please advise us why you believe Item 506 of Regulation S-K disclosure is not required.

10. Please confirm that you have provided your policies with respect to each activity listed in
Item 12 of Form S-11. Note that if you do not propose to engage in a particular activity, a
specific statement to that effect should be disclosed in the registration statement. Refer to
Instruction 1 to Item 12 of Form S-11.

Prospectus Cover Page

11. We note that your cover page is written using a type size that is difficult to read,
especially with its concentration of text. Please ensure that the prospectus is printed in
type at least as large as 10-point type. Refer to Rule 420 of Regulation C.

12. Please revise the first bulleted risk factor to include a cross-reference to the page in the
prospectus where a discussion of the restriction to the limitations on the transferability of
the securities appears. Refer to Item 1(b) of Form S-11.

13. Please revise to add a risk factor stating, if true, that you may not terminate or elect not to
renew the management agreement even in the event of poor performance without having
to pay substantial termination fees. Please make similar changes to your summary and
full risk factors, as applicable.

Our Co-Sponsors, page 7

14.   We note disclosure here and throughout the prospectus regarding your sponsors'
        experience. Please expand the disclosure to provide a more complete discussion of the
        relevant performance of your co-sponsors. Please balance this disclosure with a
        discussion of any major adverse business developments experienced by your sponsor.

15.   We note American Healthcare Investors also is the co-sponsor of Griffin-American
        Healthcare REIT II, Inc. Please tell us whether American Healthcare Investors, any of its
        affiliates or any of the individuals who control American Healthcare Investors have
        sponsored other real estate programs or investment vehicles and describe such programs
        or investment vehicles.

Investment Company Act considerations, page 16

16.   We note that you intend to operate your business in a manner that will permit you to
        maintain an exemption from registration under the 1940 Act. Please provide us with a
        detailed analysis of the exemption that you and your subsidiaries intend to rely on and
        how your investment strategy will support that exemption. Please note that we will refer
        your registration statement to the Division of Investment Management for further review.

Our advisor faces conflicts of interest relating to its compensation structure…, page 29

17.   Please revise to include the risks related to the asset management fee and the acquisition
        fee. In this regard, please clearly state that acquisition fees are based on the purchase
        price of the investments acquired and may create an incentive for your advisor to accept a
        higher purchase price or to purchase assets that may not otherwise be in your best
        interest.

Estimated Use of Proceeds, page 52

18.   We note that you intend to focus primarily on real estate properties but that you may also
        originate and acquire secured loans and other real estate-related investments. Please
        revise to state the anticipated holdings of each of your targeted assets. In addition, please
        disclose the target assets you intend to acquire if you only raise the minimum amount or
        an amount substantially less than your maximum.

19.   We note your disclosure on page 66 that you may borrow up to 75% of the aggregate cost
        of your real estate and real estate-related investments. Please revise your disclosure here
        to include the maximum acquisition fees assuming 75% leverage. This comment also
        applies the compensation tables starting on page 10 and page 91.

Investment Strategy, page 55

20.   Please revise to include your leverage target for real estate properties.

Medical Office Buildings, Hospitals, Skilled Nursing Facilities, Assisted Living Facilities and Other Healthcare-Related Facilities, page 57

21.   Please provide us with support for all quantitative and qualitative business and industry data used in this section and throughout the prospectus. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Our Strategies and Policies With Respect to Borrowing, page 66

22.   We note that you may use secure and unsecured debt as a means of providing additional funds for the acquisition of properties and real estate-related investments. We further note that your board controls your strategies with respect to borrowings and may change such strategies at any time without shareholder approval, subject to the maximum borrowing limit of 300% of your net assets. With respect to your real-estate related investments, please revise your disclosure to clarify your strategy with respect to match funding, including whether your financing will be long and/or short term, fixed and/or floating rates.

Executive Compensation, page 81

23.   We note your disclosure on page 88 that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fees and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Our Co-Sponsors, page 84

24.   Please expand your discussion of the background and business operations of American Healthcare Investors, including but not limited to, their current business focus, information related to current portfolio properties and summary experience of Messrs. Hanson, Prosky and Streiff.

Conflicts of Interest, page 99

25.   We note your disclosure on page 8 that your "advisor and its affiliates must determine how to allocate investment opportunities between [you] and other real estate programs managed by your co-sponsors and their subsidiaries." Please revise your disclosure here or elsewhere, as applicable, to discuss in detail the size of the other programs and the procedures you adopt to allocate investment opportunities among programs.

Prior Performance Summary, page 102

26.   Please revise to include the number of properties sold and the percentage (based on purchase prices) of new, used or construction properties, as applicable, or advise. Refer to Item 8.A.1 of Industry Guide 5.

Other Private Programs and Sponsor Investments, page 110

27.   We note it appears that certain programs experienced major adverse business developments. Please revise to identify the programs that have experienced major adverse business developments. Additionally, please include the years in which such programs suffered such condition and quantify the effect on the relevant program(s). Please note that this comment applies to all programs discussed in the prospectus.

28.   Please tell us why you believe it is appropriate to discuss the performance of the ten "other privately-offered programs" in the aggregate. In addition, please tell us when each of these ten programs commenced, closed and completed operations, as applicable.

Distributions, page 117

29.   If you intend to pay distributions in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect.

Prior Performance Tables, page A-1

30.   You disclose that Griffin-American Healthcare REIT III is the first real estate program sponsored by American Healthcare Investors. However, it appears that American Healthcare Investors and Griffin Capital are also co-sponsors of Griffin-American Healthcare REIT II. Please tell us why this real estate program has not been included in any of the prior performance information.

Table III – Operating Results of Prior Programs, page A-4

31.   We note that some distributions to investors are funded from working capital reserves. Please revise the table to separately identify distributions that were not made from operating cash flows.

Table V – Sales or Disposals of Properties, page A-17

32.   Please provide footnote disclosure to show the allocation of taxable gain between ordinary gain and capital gain or tell us why you do not believe the disclosure is appropriate.

Exhibit Index

33.   We note that you will be filing certain exhibits by amendment. Please file all exhibits as promptly as possible. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review. Please note that we will review exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Lauren Burnham Prevost
        Morris, Manning & Martin, LLP